Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION

List of Subsidiaries

Name of Subsidiary	State of Incorporation

Media Recovery, Inc.	Nevada
Capital Southwest Management Corporation	Nevada
Capital Southwest Equity Investments, Inc.	Delaware